Exhibit 99.1

Press Release

22 May 2026

MICHAEL CARRICK CONTINUES AS HEAD COACH

Manchester United is delighted to announce that Michael Carrick will continue as Head Coach of the men’s first-team, having signed a new contract which will run to 2028.

Carrick returned to United as Head Coach in January and was awarded the Premier League Manager of the Month award after victories against Manchester City and Arsenal in his first two games in charge. He has overseen qualification into next season’s UEFA Champions League with 11 wins from 16 games, accumulating the highest points tally in the Premier League since his arrival.

One of United’s most successful and decorated players, Carrick played 464 games for the club, winning five Premier League titles, the FA Cup, two League Cups, the UEFA Champions League, the UEFA Europa League and the FIFA Club World Cup.

Michael Carrick, head coach, said: “From the moment that I arrived here 20 years ago, I felt the magic of Manchester United.

“Carrying the responsibility of leading our special football club fills me with immense pride.

“Throughout the past five months this group of players have shown they can reach the standards of resilience, togetherness and determination that we demand here.

“Now it’s time to move forward together, with ambition and a clear sense of purpose. Manchester United and our incredible supporters deserve to be challenging for the biggest honours again.”

Jason Wilcox, Manchester United Director of Football, said: “Michael has thoroughly earned the opportunity to continue leading our men’s team. In the time he has been doing the role, we have seen positive results on the pitch, but more than that, an approach which aligns with the club’s values, traditions and history.

“Michael’s achievements in leading the club back to the Champions League should not be understated. He has forged a strong bond with the players and can be proud of the winning culture at Carrington and in the dressing room, which we are continuing to build.”

ENDS

Enquiries:

George McCaffery
Manchester United	george.mccaffery@manutd.co.uk

ABOUT MANCHESTER UNITED

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year heritage we have won 69 major trophies, enabling us to develop the world’s leading sports brand and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.